Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	Jurisdiction of Incorporation
ZYSL (BVI) Limited	British Virgin Islands

ZYCL (BVI) Limited	British Virgin Islands

ZYAL (BVI) Limited	British Virgin Islands

ZYNL (BVI) Limited	British Virgin Islands

ZYTL (BVI) Limited	British Virgin Islands

Zhong Yang Securities Limited	Hong Kong

Zhong Yang Capital Limited	Hong Kong

WIN 100 TECH Limited	British Virgin Islands British Virgin Islands